UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Robert P. Jornayvaz III

Executive Chairman of the Board

Intrepid Potash, Inc.

707 17th Street, Suite 4200

Denver, Colorado  80202

(303) 296-3006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121Y102

1.	Names of Reporting Persons Intrepid Production Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,486,000

	8.	Shared Voting Power 0(1)

	9.	Sole Dispositive Power 13,486,000

	10.	Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,486,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 18.0(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Excludes 13,886,000 shares of Common Stock of the Issuer held by Harvey Operating and Production Company, which may be deemed to be beneficially owned by Intrepid Production Corporation as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Intrepid Production Corporation that it is the beneficial owner of any shares of Common Stock of the Issuer held by Harvey Operating and Production Company.

(2)	Based on the 75,100,546 shares of Common Stock of the Issuer outstanding as of July 31, 2010, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102

1.	Names of Reporting Persons Robert P. Jornayvaz III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,514,215(1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 13,514,215(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,514,215(1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 18.0%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 13,486,000 shares held by Intrepid Production Corporation that are or may be deemed to be beneficially owned by Robert P. Jornayvaz III. Mr. Jornayvaz is the sole shareholder, sole director and President of Intrepid Production Corporation. Mr. Jornayvaz was granted 17,578 shares of restricted common stock on February 25, 2009, which vest in three equal annual installments beginning on February 25, 2010 (3,923 shares are currently vested and 1,936 shares were withheld for payment of taxes), and 2,453 shares of restricted common stock on February 4, 2010, which will vest in three equal annual installments beginning on February 4, 2011. This amount also includes 10,000 shares of common stock held by LARRK Foundation and 120 shares of common stock held by Mr. Jornayvaz’s daughter, of which he disclaims beneficial ownership.

(2)

Excludes 13,886,000 shares of Common Stock of the Issuer held by Harvey Operating and Production Company, which may be deemed to be beneficially owned by Robert P. Jornayvaz III as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Robert P. Jornayvaz III that he is the beneficial owner of any shares of Common Stock of the Issuer held by Harvey Operating and Production Company.

(3)	Based on the 75,100,546 shares of Common Stock of the Issuer outstanding as of July 31, 2010, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

Item 1.	Security and Issuer

This Amendment No. 6 amends the statement on Schedule 13D filed on May 5, 2008, as amended on December 16, 2008, June 8, 2009, November 12, 2009, January 15, 2010 and June 18, 2010, by Intrepid Production Corporation, a Colorado corporation (“IPC”) and Robert P. Jornayvaz III (“RPJ”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 6 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference.

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 6 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) The following transactions in the Common Stock were effected by the Reporting Persons in the 60 days prior to the date of this filing:

(1) On August 6, 2010, IPC sold 750,000 shares of Common Stock in a block transaction at $24.50 per share, for aggregate consideration of $18,375,000.

In addition, LARRK effected the following transactions in the Common Stock in the 60 days prior to the date of this filing:

(1) On August 6, 2010, LARRK sold 50,000 shares of Common Stock in the open market for aggregate consideration of $1,243,640.  The shares were sold in multiple transactions at prices ranging from $24.82 to $24.94.

In addition, on August 6, 2010, Harvey Operating and Production Company (“HOPCO”) sold 750,000 shares of Common Stock in a block transaction at $24.50 per share, for aggregate consideration of $18,375,000.  Shares owned by HOPCO may be deemed to be beneficially owned by the Reporting Persons as a result of the relationships among IPC and HOPCO previously described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that he or it is the beneficial owner of any shares of Common Stock of the Issuer held by HOPCO.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows: Effective August 13, 2010, IPC terminated its Rule 10b5-1 sales plan dated November 9, 2009.
Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:
Exhibit 12	Amended and Restated Employment Agreement, dated as of May 19, 2010, by and between Intrepid Potash, Inc. and Robert P. Jornayvaz III.*

*	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-34025) filed on May 19, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTREPID PRODUCTION CORPORATION

August 17, 2010
Date
/s/ Geoffrey T. Williams, Jr.
Signature
Geoffrey T. Williams, Jr. Attorney-in-Fact
Name/Title

ROBERT P. JORNAYVAZ III

August 17, 2010
Date
/s/ Geoffrey T. Williams, Jr.
Signature
Geoffrey T. Williams, Jr. Attorney-in-Fact
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).